Volaris Reports January 2022 Traffic Results:
45% YoY demand growth with an 81% Load Factor

Mexico City, Mexico, February 3rd, 2022 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States, Central and South America reports its January 2022 preliminary traffic results. Considering the consistent recovery in its markets, Volaris will no longer include comparisons to 2019 performance.

In January, Volaris’ capacity (measured in ASMs) increased 32.2% YoY, while demand (measured in RPMs) was up a strong 45.4% YoY. This drove a 7.4 pp YoY increase in load factor to 81.3%. In the month, Volaris transported 2.3 million passengers, representing a 48.7% increase YoY. While demand remained strong in the month, in response to the Omicron variant, Volaris reduced its ASMs 1.5% as compared to December 2021.

Considering January’s reported figures and the capacity currently on sale for February and March, consolidated ASMs for the first quarter of 2022 are expected to remain flat as compared to the fourth quarter of 2021, implying around 50% ASM growth versus the first quarter of 2021. We believe that this closely matches the demand trends that we are seeing in our markets.

Commenting on January traffic figures, Volaris’ President and CEO Enrique Beltranena said: “Volaris started the year with solid traffic results, stimulating demand in our core leisure and VFR markets while carefully managing capacity in response to Omicron. Equally important, we fulfilled our commitment to Volaris’ customers and maintained high schedule reliability despite industry-wide operational issues triggered by the Omicron variant.”

	Jan 2022	Jan 2021	Variation
RPMs (million, scheduled & charter)
Domestic	1,639	1,138	44.0%
International	669	450	48.8%
Total	2,308	1,588	45.4%
ASMs (million, scheduled & charter)
Domestic	1,991	1,519	31.0%
International	850	630	35.0%
Total	2,841	2,149	32.2%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	82.3%	74.9%	7.4 pp
International	78.7%	71.4%	7.3 pp
Total	81.3%	73.9%	7.4 pp
Passengers (thousand, scheduled & charter)
Domestic	1,868	1,268	47.3%
International	481	312	54.2%
Total	2,349	1,580	48.7%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 185 and its fleet from 4 to 102 aircraft. Volaris offers more than 510 daily flight segments on routes that connect 43 cities in Mexico and 27 cities in the United States, Central and South America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

Félix Martínez / Naara Cortés Gallardo / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com